Filing under Rule 425 under
the U.S. Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the
U.S. Securities Exchange Act of 1934
Filing by: VNU N.V.
Subject Company: IMS Health Incorporated
Commission File No.: 001-14049

[Below is information made available to employees of VNU N.V. on July 11, 2005]

E-mailed by: Factiva Publisher
Folder: VNU in the News (includes content licensed through Dow Jones Interactive and Reuters Business Briefing)

Headlines:
UPDATE: Dutch VNU To Acquire IMS Health For EUR5.8B

THE SKEPTIC: VNU Treats Itself To US Health Kick

VNU pays £4bn for US health company

VNU Agrees to Buy IMS Health for $6.7 Billion

VNU Is Nearing Deal to Buy IMS Health for $6.7 Billion

VNU Nears a $6.3 Billion Deal For Data Collector IMS Health -— Dutch Firm Already Owns Television Ratings’ Nielsen; Tracking Another Industry

VNU And IMS Health Announce Merger To Form Global Leader In Market Intelligence

FACTBOX — VNU to buy IMS Health in $7 billion deal

     UPDATE: Dutch VNU To Acquire IMS Health For EUR5.8B

732 words
03:03 pm, 11/07/2005
Dow Jones News Service
English
(c) 2005 Dow Jones & Company, Inc.

(This updates an item that ran at 0923 GMT with additional analyst and company comments and company background.)

By Nicolas Parasie

Of DOW JONES NEWSWIRES

AMSTERDAM (Dow Jones)—Dutch marketing and media research company VNU NV (38987.AE) Monday said it will acquire U.S.-based healthcare data provider IMS Health Inc. (RX) for $7 billion, or around EUR5.8 billion, in one of the biggest moves to consolidate this growing industry.

Haarlem, Netherlands-based VNU will pay for the deal — which will almost double the size of the company — in cash and shares, offering IMS shareholders $11.25 per share in cash and 0.60415 shares of VNU stock. The price is a 16% premium to IMS’ share price average for the last 30 days.

The deal will boost VNU’s cash earnings per share in the first year and annual earnings before interest, tax, depreciation and amortization synergies are expected to be at least EUR110 million by 2008. VNU estimated it will need to spend around EUR150 million to capture those synergies, mostly in 2006 and 2007.

“The takeover of IMS is strategically wise and a good addition to VNU’s current portfolio,” said SNS Securities analyst Reinier Westeneng, who is retaining an add rating on the stock. Growth prospects are strong he said.

But some analysts said VNU may have overpaid for IMS and may struggle to achieve the expected synergies.

“IMS is already lean and mean,” which makes VNU’s synergy estimates “very ambitious,” said an analyst at Rabo Securities. The view was backed by analysts at Fortis bank, who said the deal seems too pricey and value destructive.

Goldman Sachs, however, said the takeover is reasonably valued, based on IMS’ estimated 2006 EBITDA of $618 million. In addition, the transaction removes the risk that VNU will make further large acquisitions in the near future, it said.

Dresdner Kleinwort Wasserstein said it expects the deal to pressure VNU’s debt ratingsas the larger-than-expected deal weighs on the company’s balance sheet.

At 1300 GMT, VNU’s shares were down 3.6% at EUR22.50 in a higher overall market.

IMS sells clients information on how their products are used, and therefore matches the profile of many other VNU units. It operates in the pharmaceutical and healthcare sector, worth around $550 billion and climbing.

The Connecticut-based company posted net profit of $30.3 million on $411 million in sales in the first quarter, up 11% from a year earlier. After the acquisition, VNU will have annual revenues of around EUR4.7 billion and EBITDA of about EUR1.1 billion, based on 2004 results.

VNU said its own organic revenue growth, which excludes the impact of acquisitions and disposals, was around 6% in the first half of 2005, “in line” with the company’s own expectations.

VNU said it will issue 136.4 million new shares to help finance the deal.

The company also plans to buy back up to EUR500 million worth of its own shares as part of the acquisition process, snapping up shares which may be sold into the market by U.S. investors.

Some U.S. shareholders of IMS Health may not be able to own the paper component of the VNU offer, because it is possible they are restricted from owning European stocks, a banker close to the situation said.

Rob van den Bergh, Chief Executive of VNU said the companies know each other well from the past and have spent considerable time working out an integration plan.

VNU, which publishes The Hollywood Reporter, Billboard and Adweek, said its corporate headquarters will be in New York but that it won’t “become a domestic filer in the U.S.”

IMS Health Chief Executive David Carlucci, who will become deputy Chief Executive at the newly formed company, said VNU currently generates 60% of its revenues from the U.S.

Chief Financial Officer Rob Ruijter said there are “minor overlaps in consumer health business in Europe, but not in the U.S.”

VNU expects the acquisition to be completed in the first half of 2006. Deutsche Bank (DB) served as advisor to VNU during the deal.

Company websites: http://www.vnu.com

http://www.imshealth.com

- By Nicolas Parasie, Dow Jones Newswires; nicolas.parasie@dowjones.com; 31 20 6260770 [ 07-11-05 0903ET ] DJ00000020050711e17b0006i

     THE SKEPTIC: VNU Treats Itself To US Health Kick

500 words
02:19 pm, 11/07/2005
Dow Jones International News
English
(c) 2005 Dow Jones & Company, Inc.

By Matthew Curtin
A DOW JONES NEWSWIRES COLUMN

PARIS (Dow Jones)—VNU’s (38987.AE) acquisition of IMS Health (RX) looks hard to fault, even though it’s a significantly bigger move than investors expected.

With a billion euros from the sale of its directories business lying idle on the balance sheet, VNU had been cagey about what it planned to buy.

In stumping up EUR5.8 billion in cash and shares for IMS, that reticence looks more understandable as VNU has decided to work its balance sheet hard.

But debt finance is dirt cheap these days in Europe, and on paper the deal looks strategically savvy.

The combined group will have a share of more than a third of the world’s market research sector.

The merger gives VNU and IMS the chance to cut costs beyond their existing programs at a time when VNU’s core U.S. market research activities are under price pressure from rivals like IRI.

IMS is much more industry focused than VNU, but with around $550 billion in global sales, the pharmaceutical industry isn’t a bad one to have in your sights.

The two companies’ respective expertise in collecting, packaging and supplying sales data for prescription and OTC drugs should be just the ticket for wringing extra business out of information-hungry pharmaceutical companies and other actors in the sector.

VNU and IMS will have a head start in bedding down the merger because they are far from being corporate strangers. VNU’s Nielsen units and IMS have a shared history as former Dun & Bradstreet affiliates.

The companies have already been collaborating in the health sector, notably through a joint IMS Health-AC Nielsen contract with the Indian government.

That said, many investors will be hoping management’s goals for EUR110 million in yearly cost savings and revenue gains by 2008 prove conservative, given the companies combined 2004 sales of EUR4.7 billion.

If there are doubts about the merits of the deal, this is possibly where they lie, given the operational headaches VNU has had recently, from the controversy over the revamp of Nielsen’s market research techniques for U.S. media to cost overruns as VNU has consolidated its databases in Europe.

Here the contribution from IMS is critical. The company has grown successfully through a breathless set of 26 mostly small acquisitions in four years.

Making acquisitions work should be a core competence by now. So it’s perhaps revealing that Nancy Cooper, IMS’ CFO, has been given responsibility for overseeing the integration of VNU and IMS. A great deal will ride on her performance.

(Matthew Curtin has been a financial news reporter since 1990, and has reported on international finance and business for Dow Jones Newswires — from South Africa, Singapore and now Paris — since 1994. He can be reached at +331 4017 1740 or by e-mail: matthew.curtin@dowjones.com) [ 11-07-05 1219GMT ]
DJI0000020050711e17b000kr

     VNU pays £4bn for US health company

301 words
11/07/2005
Guardian Unlimited
English
Guardian Unlimited © Guardian Newspapers Limited 2005. All rights reserved

12.45pm: Dutch media group VNU has made its biggest ever acquisition, spending 5.8bn euros (£4bn) on a US healthcare data company. By Chris Tryhorn.

Dutch media group VNU has made its biggest ever acquisition, spending 5.8bn euros (£4bn) on a US healthcare data company.

The deal, worth almost as much as VNU’s market capitalisation, takes the group into a new market. It already owns the Nielsen research business, marketing information specialist AC Nielsen and a number of trade publications and exhibitions.

The US business, IMS Health, tracks more than 1 million brands of prescription drugs a day. It will give VNU “the scale and capabilities to meet growing client demand”, the company said.

“The deal makes a lot of sense for both [sets of] shareholders — together we will grow faster, taking advantage of great opportunities to work together, as well as running our worldwide operations more efficiently,” the VNU chief executive, Rob van den Bergh, told journalists.

He said the group was confident of making 85m euros in cost savings and 135m euros in new revenues by the third year after the merger.

The IMS chief executive, David Carlucci, is to become the deputy chief executive and chief operating officer of the merged company.

Originally a newspaper and magazine publisher in the Netherlands, VNU has turned itself into a US-based business information group.

Its trade publications include Billboard and the Hollywood Reporter, as well as Computing and Accountancy Age in the UK.

Last year, it sold its telephone directories business for £1.4bn to venture capital firms Cinven and Apax.

To contact the MediaGuardian newsdesk email editor@mediaguardian.co.uk or phone 020 7239 9857

If you are writing a comment for publication, please mark clearly “for publication”.
GRULTD0020050711e17b000b9

     VNU Agrees to Buy IMS Health for $6.7 Billion

Andrew Ross Sorkin and Steve Lohr
01/01/1900
The New York Times (Internal Content)
English
(c) 2005 The New York Times Company

VNU, a large Dutch publishing and market research company, has reached a deal to buy the American company IMS Health for about $6.7 billion.

     The purchase, announced today, would be a further commitment to the United States market by VNU. It already owns Nielsen Media Research, which tracks television audiences, and A. C. Nielsen, the market research group that monitors supermarket sales. Half of VNU’s revenues of $4.6 billion last year came from the North American market.

     IMS Health, based in Fairfield, Conn., is a market research and consulting company that specializes in the pharmaceutical industry. The company, with revenues last year of nearly $1.6 billion, would be a sizable addition to VNU’s business and would give it a leading position in market research in the drug business.

     Under the terms of the deal being discussed, VNU would pay $28 a share for IMS Health in a stock and cash transaction, $17 in VNU shares and the remaining $11 in cash, the person close to the talks said. VNU would also assume $300 million in IMS Health’s debt.

     The offer is about 8 percent higher than the price of IMS Health stock, which closed on Friday at $25.89, up 64 cents for the day. So far this year, IMS Health shares have risen 11 percent.

     The merger plans come amid continuing consolidation in the media, marketing and information services industries. IMS Health is a leader in supplying market research to a lucrative pharmaceuticals industry, but one beset by challenges including slower growth, tighter regulation and competition from generic drug makers.

     VNU, based in the city of Haarlem, the Netherlands, has transformed itself since the 1960’s from a publisher of magazines and newspapers in the Netherlands and Belgium into an international supplier of market research and information, with 38,000 employees working in 100 countries. In 1999, VNU made its first significant move into the United States when it purchased the television audience ratings service Nielsen Media Research, which had been spun off in 1996 from A. C. Nielsen. Two years later VNU also acquired A. C. Nielsen.

     In publishing, VNU now tends to specialize in niche trade newspapers and magazines including Billboard, Adweek and The Hollywood Reporter.

     IMS Health, founded in 1954, built a business around syndicated market research studies for the drug industry. Since then, it has grown and broadened its range of services, riding the rapid growth of the pharmaceutical business. In 1980, the company made a foray into consumer market research in the apparel and household appliance industries, but before long it refocused its efforts on its traditional expertise of drug industry market research.

     In 1988, Dun & Bradstreet acquired IMS for nearly $1.8 billion, but later split it off, and in 1998 IMS became a separate independent company with its own listing on the New York Stock Exchange. The other company spun off from D&B at the time was Nielsen Media Research.

     Today, the senior management at IMS Health is led by two former I.B.M. executives, David M. Thomas, the executive chairman, and David R. Carlucci, the chief executive.

412302

     National Desk; SECTA

VNU Is Nearing Deal to Buy IMS Health for $6.7 Billion

By ANDREW ROSS SORKIN and STEVE LOHR
563 words
11/07/2005
The New York Times
Late Edition — Final
15
English
Copyright 2005 The New York Times Company. All Rights Reserved.

VNU, a large Dutch publishing and market research company, is close to reaching a deal to buy the American company IMS Health for about $6.7 billion, a person close to the negotiations said yesterday.

The purchase, which is expected to be announced today, would be a further commitment to the United States market by VNU. It already owns Nielsen Media Research, which tracks television audiences, and A.C. Nielsen, the market research group that monitors supermarket sales. Half of VNU’s revenues of $4.6 billion last year came from the North American market.

IMS Health, based in Fairfield, Conn., is a market research and consulting company that specializes in the pharmaceutical industry. The company, with revenues last year of nearly $1.6 billion, would be a sizable addition to VNU’s business and would give it a leading position in market research in the drug business.

Under the terms of the deal being discussed, VNU would pay $28 a share for IMS Health in a stock and cash transaction, $17 in VNU shares and the remaining $11 in cash, the person close to the talks said. VNU would also assume $300 million in IMS Health’s debt.

The offer is about 8 percent higher than the price of IMS Health stock, which closed on Friday at $25.89, up 64 cents for the day. So far this year, IMS Health shares have risen 11 percent.

The merger plans come amid continuing consolidation in the media, marketing and information services industries. IMS Health is a leader in supplying market research to a lucrative pharmaceuticals industry, but one beset by challenges including slower growth, tighter regulation and competition from generic drug makers.

VNU, based in the city of Haarlem, the Netherlands, has transformed itself since the 1960’s from a publisher of magazines and newspapers in the Netherlands and Belgium into an international supplier of market research and information, with 38,000 employees working in 100 countries. In 1999, VNU made its first significant move into the United States when it purchased the television audience ratings service Nielsen Media Research, which had been spun off in 1996 from A.C. Nielsen. Two years later VNU also acquired A.C. Nielsen.

In publishing, VNU now tends to specialize in niche trade newspapers and magazines including Billboard, Adweek and The Hollywood Reporter.

IMS Health, founded in 1954, built a business around syndicated market research studies for the drug industry. Since then, it has grown and broadened its range of services, riding the rapid growth of the pharmaceutical business. In 1980, the company made a foray into consumer market research in the apparel and household appliance industries, but before long it refocused its efforts on its traditional expertise of drug industry market research.

In 1988, Dun & Bradstreet acquired IMS for nearly $1.8 billion, but later split it off, and in 1998 IMS became a separate independent company with its own listing on the New York Stock Exchange. The other company spun off from D&B at the time was Nielsen Media Research.

Today, the senior management at IMS Health is led by two former I.B.M. executives, David M. Thomas, the executive chairman, and David R. Carlucci, the chief executive.
NYTF000020050711e17b0000k

     Leading the News

     VNU Nears a $6.3 Billion Deal For Data Collector IMS Health -— Dutch Firm Already Owns Television Ratings’ Nielsen; Tracking Another Industry

By Jason Singer and Dennis K. Berman
572 words
11/07/2005
The Wall Street Journal
A3
English
(Copyright (c) 2005, Dow Jones & Company, Inc.)

VNU NV, owner of the Nielsen television-ratings service, is close to an agreement to buy U.S. health-care data provider IMS Health Inc. for about $6.3 billion in cash and stock, one of the biggest moves to consolidate a growing global industry to collect, package and sell technical data to a broad swath of information-intensive businesses.

VNU, based in Haarlem, the Netherlands, will pay close to $28 a share for IMS Health, an 8.1% premium to IMS’s closing price Friday. VNU is expected to pay 60% cash and 40% stock, according to a person familiar with the situation. The two companies could announce the deal as early as today, people familiar with the situation said, though they cautioned that final details were still being negotiated yesterday and the transaction could fall through.

The deal comes as global pharmaceutical sales reach $550 billion and keep climbing, a boom that has fueled the growth of a host of industries. Companies like IMS Health supply data on drug sales and other critical information to some of the world’s biggest health-care and biotechnology concerns.

IMS Health is similar in many ways to VNU’s units, in that it sells clients information on how their products are used. In addition to TV ratings, various VNU units track advertising recall, sales of items in grocery stores and a range of studies on consumer behavior. IMS tracks information on prescription-drug sales around the world; drug makers use the data to determine competitors’ market shares. IMS, whose products include one of the world’s largest pharmaceutical databases, would greatly expand VNU’s client base.

If completed, the deal would nearly double the size of VNU, a 41-year-old Dutch company that has operations in nearly 100 countries. It would also further the company’s focus on U.S. business. About 45% of global pharmaceuticals are sold in the U.S., according to IMS Health.

About 54% of VNU’s 2004 revenue came from the Americas, with 38% from Europe, the Middle East and Africa and 8% from Asia. VNU posted net income of 163 million euros (about $195 million) for 2004, up 25% from a year earlier, on revenue of 3.78 billion euros.

If the deal is completed, shareholders of VNU would control about 65% of the combined company, with IMS shareholders holding 35%, a person familiar with the situation said.

A VNU spokesman couldn’t be reached to comment. IMS couldn’t be reached for comment.

Last year, VNU sold its global yellow-pages and directories business to two private-equity firms for about 2 billion euros. The company said it would use the proceeds for acquisitions as well as to pay down debt and invest in its core businesses.

IMS Health has offices in 99 countries and territories. The firm, based in Fairfield, Conn., reported net income of $30.3 million on $411 million in sales in the first quarter, up 11% from a year earlier. Europe was IMS Health’s fastest-growing region, with revenue up 23%, compared with a 6% growth rate in the Americas and 13% in the Asian-Pacific region. The company recorded total sales of $1.6 billion in 2004.
J000000020050711e17b00024

     VNU And IMS Health Announce Merger To Form Global Leader In Market Intelligence

362 words
07:00 am, 11/07/2005
Dow Jones News Service
English
(c) 2005 Dow Jones & Company, Inc.

Corrected July 11, 2005 01:21 ET (05:21 GMT) [ 07-11-05 0102ET ]

FAIRFIELD, Conn. (Dow Jones)—VNU N.V. (VNU) signed a definitive agreement to acquire IMS Health Inc. (RX) in a stock-and-cash transaction valued at about $7 billion.

In a press release Monday, VNU, Haarlem, the Netherlands, said IMS shareholders will receive $11.25 a share cash and 0.60415 shares of VNU stock, which provides a 16% premium to IMS Health’s average closing stock price over the last 30 days.

VNU, which owns the Nielsen television-ratings service, expects the acquisition to close in the first quarter and add to earnings per share in the first year.

The Wall Street Journal’s Monday editions report that the deal is one of the biggest moves to consolidate a growing global industry to collect, package and sell technical data to a broad swath of information-

intensive businesses. Companies such as IMS Health supply data on drug sales and other critical information to some of the world’s biggest health-care and biotechnology concerns, the Journal reported.

VNU Chief Executive Rob van den Bergh was named CEO of the combined company, which will have a 10-member supervisory board with four current IMS directors, including Chairman David M. Thomas, who will become vice chairman of the supervisory board.

The combined company will have an executive board headed by van den Bergh with David Carlucci as deputy CEO and chief operating officer; Rob Ruijter, VNU’s current CFO, as chief financial officer; and Nancy Cooper, IMS’ current CFO, as chief transformation officer.

VNU said its shareholders will hold about 65% of the combined company, with IMS shareholders retaining the other 35%. VNU plans to spend about $180 million while integrating IMS Health and to list ADRs on the New York Stock Exchange. The Dutch firm also plans to buy back up to EUR500 million of its common stock.

Company Web site: http://www.imshealth.com and http://www.vnu.com

-Jason Philyaw; Dow Jones Newswires; 201-938-5400; AskNewswires@dowjones.com [ 07-11-05 0204ET ]
DJ00000020050711e17b00005

     FACTBOX — VNU to buy IMS Health in $7 billion deal

479 words
07:44 am, 11/07/2005
Reuters News
English
(c) 2005 Reuters Limited

AMSTERDAM, July 11 (Reuters) — Dutch media group VNU plans to buy IMS Health in a cash-and-share cash deal offer worth almost $7 billion, the companies said on Monday.

Following are details of the transaction.

* IMS shareholders will receive $11.25 per share in cash and 0.60415 shares of VNU in a transaction valued at 5.8 billion euros ($6.91 billion), a 16 percent premium over the average price of IMS stock over the last 30 days.

* VNU and IMS say the merger creates a highly focused company with industry-leading capabilities and global scale to deliver critical insights into consumer packaged goods, healthcare and media markets.

* Strengthened leadership team to rapidly integrate businesses and capitalise on growth opportunities

* Annualised synergies on earnings before interest, tax, depreciation and amortisation (EBITDA) seen at least 110 million euros, to be fully realised by 2008.

* VNU to list ADRs on the New York Stock Exchange in connection with the merger and plans to buy back up to 500 million euros of its own stock.

* The combined company will have proforma 2004 revenues of about 4.7 billion euros ($5.6 billion), proforma annual earnings before interest, taxes, depreciation and amortisation (EBITDA) of about 1.1 billion euros ($1.3 billion), and an EBITDA margin of approximately 23 percent.

* The company, to be listed on both the Euronext Amsterdam and the NYSE, will be a world leader in providing market intelligence to three major industries that help shape the global economy — consumer packaged goods, healthcare, and media and entertainment.

* VNU shareholders will hold approximately 65 percent of the combined company, and IMS shareholders approximately 35 percent.

* Including the impact of synergies, the transaction is expected to be accretive to VNU’s cash earnings per share in the first year, while accelerating the company’s earnings growth and improving its margins.

* VNU executive board will be headed by Chairman and CEO Rob van den Bergh and will include David Carlucci as deputy CEO and chief operating officer, Rob Ruijter, VNU’s current CFO, as chief financial officer, and Nancy Cooper, IMS’s current CFO, as chief transformation officer.

* The combined company will have a 10-member Supervisory Board, four of whom are now members of the IMS Board of Directors, including David M. Thomas, chairman of IMS, who will become vice chairman of the VNU Supervisory Board.

* The merger, which is expected to close in the first quarter of 2006, is subject to approval by the shareholders of VNU and IMS, regulatory approvals and other customary closing conditions.

* To capture EBITDA synergies, VNU estimates that it will need to spend approximately 150 million euros, with the majority of the spending occurring in 2006 and 2007.

About IMS Health Incorporated

IMS Health Incorporated (“IMS”) provides sales management and market research information services to the pharmaceutical and healthcare industries worldwide. IMS provides information services covering more than 100 countries and maintains offices in 76 countries on six continents, with approximately 64% of total 2004 IMS revenue generated outside the United States. IMS is listed on the New York Stock Exchange (NYSE: RX). Additional information is available at http://www.imshealth.com.

About VNU N.V.

VNU N.V. (“VNU”) is a global information and media company with leading market positions and recognized brands. VNU is active in more than 100 countries, with its headquarters located in Haarlem, The Netherlands and New York, USA. In 2004, total revenues amounted to EUR 3.8 billion. VNU is listed on the Euronext Amsterdam stock exchange (ASE: VNU), and VNU is part of the AEX Index of leading Netherlands-based stocks. Additional information is available at http://www.vnu.com.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995

     This document contains certain forward-looking information about IMS Health Incorporated (“IMS”), VNU N.V. (“VNU”) and the combined company after completion of the transactions that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as “expect(s)”, “feel(s)”, “believe(s)”, “will”, “may”, “anticipate(s)” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of IMS and VNU, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to: the failure of stockholders to approve the transaction; the risk that the businesses will not be integrated successfully or that doing so will be costly or result in significant charges; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; the results of the reconciliation of IMS’ financial statements into IFRS and the results of the reconciliation of VNU’s results into U.S. GAAP; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the risk that VNU is not able to maintain its status as a foreign private issuer; risks associated with operating on a global basis, including fluctuations in the value of foreign currencies relative to the U.S. dollar, and the ability to successfully hedge such risks; to the extent the companies seek growth through acquisition, the ability of the companies to complete development of or to develop new or advanced technologies and systems for their businesses on a cost-effective basis; the ability to successfully achieve estimated effective tax rates and corporate overhead levels; competition, particularly in the markets for pharmaceutical information and audience measurement services; regulatory and legislative initiatives, particularly in the area of privacy; the outcome of pending legal and regulatory proceedings; leverage and debt service (including sensitivity to fluctuations in interest rates); compliance with covenants in loan agreements; the ability to obtain future financing on satisfactory terms; deterioration in economic conditions, particularly in the pharmaceutical, healthcare, media, information technology or other industries in which customers operate; and conditions in the securities markets which may affect the value or liquidity of portfolio investments. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Neither IMS nor VNU undertakes any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures in IMS’ various reports with the Securities and Exchange Commission (“SEC”), including but not limited to IMS’ Annual Report on Form 10-K for the year ended December 31, 2004 and IMS’ Quarterly Reports on Form 10-Q for the quarterly period ending March 31, 2005, and VNU’s Annual Report for the year ended December 31, 2004, which is available at the SEC’s Internet site (http://www.sec.gov).

Additional Information and Where to Find It

     This document may be deemed to be solicitation material in respect of the proposed merger of IMS and VNU. In connection with the proposed transaction, VNU and IMS will file a registration statement on Form F-4, including the preliminary joint proxy statement/prospectus constituting a part thereof, with the SEC. VNU and IMS will file a definitive registration statement, including a definitive joint proxy statement/prospectus constituting a part thereof, and other documents with the SEC. SHAREHOLDERS OF IMS AND VNU ARE ENCOURAGED TO READ THE DEFINITIVE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE DEFINITIVE REGISTRATION STATEMENT, AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement/prospectus will be mailed to stockholders of IMS and VNU. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, www.sec.gov, from IMS’ Investor Relations at 1499 Post Road, Fairfield, CT, 06824 or from VNU’s Investor Relations at Ceylonpoort 5-25, 2037 AA Haarlem, The Netherlands.

Participants in Solicitation

     IMS, VNU and their directors and executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding IMS’ participants is set forth in the proxy statement, dated March 23, 2005, for IMS’ 2005 annual meeting of stockholders as filed with the SEC on Schedule 14A. Information regarding VNU’s participants is set forth in VNU’s Annual Report for the year ended December 31, 2004. Additional information regarding the interests of IMS’ and VNU’s participants in the solicitation of proxies in respect of the proposed transaction is included in the registration statement and joint proxy statement/prospectus filed with the SEC.

Regulation G Legend

This presentation may contain certain non-GAAP financial measures. Reconciliations between certain non-GAAP financial measures and the GAAP financial measures will be made available in the joint proxy statement/prospectus. VNU figures have been prepared in accordance with Dutch GAAP and IFRS. IMS figures are prepared in accordance with U.S. GAAP. All pro forma consolidated financial information has been prepared by aggregating financial information based on these differing accounting standards and might be materially different if IMS figures were presented in accordance with Dutch GAAP or IFRS or if VNU figures were presented in accordance with U.S. GAAP. The definitive registration statement, including the definitive joint proxy statement/prospectus, may include adjustments to the financial statements of VNU to reflect differences between U.S. and Dutch GAAP and between the U.S. and Dutch approaches to financial statement presentation.